                                                Filed Pursuant to Rule 424(B)(2)
                                                      Registration No. 333-35501

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 17, 1997)

                               6,500,000 Shares
                           Dominion Resources, Inc.

                   [LOGO OF DOMINION RESOURCES APPEARS HERE]

                                 COMMON STOCK

                               ----------------

ALL OF THE SHARES OF COMMON STOCK (WITHOUT PAR VALUE) BEING OFFERED ARE BEING SOLD BY THE COMPANY. OUR COMMON STOCK IS LISTED AND TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "D." THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE ON JANUARY 14, 1998 WAS $40 5/8 SHARE.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                             PRICE $40 5/8 A SHARE

                               ----------------

                                            PRICE TO   UNDERWRITING PROCEEDS TO
                                             PUBLIC    DISCOUNTS(1)  COMPANY(2)
                                          ------------ ------------ ------------
Per Share................................   $40.625       $1.100      $39.525
Total(3)................................. $264,062,500  $7,150,000  $256,912,500

--------
  (1) We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting offering expenses we will pay, estimated to be $265,500.
  (3) We have granted the Underwriters a 30-day option, after the date of this Prospectus Supplement, to purchase up to 975,000 additional shares of Common Stock at the Price to Public less Underwriting Discounts for the purpose of covering any over-allotments. If the option is fully exercised, the total Price to Public, Underwriting Discounts and Proceeds to the Company will be $303,671,875, $8,222,500 and $295,449,375. See "Underwriters."

                               ----------------

The Underwriters are offering the Shares of Common Stock subject to prior sale and their acceptance of the Shares from us. Our sale of the Shares to the Underwriters is subject to a number of conditions. The Underwriters expect to deliver the Shares to purchasers in New York, New York on or about January 21, 1998. Purchasers must pay for the Shares in immediately available funds.

                               ----------------

MORGAN STANLEY DEAN WITTER
              LEHMAN BROTHERS
                                   MERRILL LYNCH & CO.
                                                              J.P. MORGAN & CO.

January 14, 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               ----------------

                       ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this Prospectus Supplement along with the Prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Common Stock in any state where the offer is not permitted. You should not assume that the information in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date on the front of these documents.

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

The Company................................................................  S-3
Common Stock Dividends and Price Range.....................................  S-3
Selected Financial Information.............................................  S-4
Other Selected Data........................................................  S-4
Capitalization.............................................................  S-5
Use of Proceeds............................................................  S-5
Recent Developments........................................................  S-5
Underwriters...............................................................  S-7
Legal Opinions.............................................................  S-8

                                  PROSPECTUS

About This Prospectus......................................................    2
Where You Can Find More Information........................................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Description of Debt Securities.............................................    3
Description of Capital Stock...............................................    7
  Common Stock.............................................................    7
  Preferred Stock..........................................................    8
Virginia Stock Corporation Act and the Articles and the Bylaws.............    8
Plan of Distribution.......................................................   11
Legal Opinions.............................................................   12
Experts....................................................................   12

THE COMPANY

  Dominion Resources, Inc. is a holding company headquartered in Richmond, Virginia. Our operating subsidiaries are:

 . Virginia Power/North Carolina Power, principally an electric utility serving two million residences and businesses in a 30,000-square-mile region from northern Virginia to northeastern North Carolina. It owns and operates nuclear, coal, natural gas, oil and hydroelectric power stations;

 . Dominion Energy, Inc., an independent power and natural gas subsidiary. It has ownership and operating interests in 27 generating facilities in six U.S. states, Argentina, Belize, Bolivia and Peru. This company has about 460 billion cubic feet of proven natural gas reserves throughout several major regions of the United States;

 . Dominion Capital, Inc., a financial services and real estate subsidiary, with commercial and mortgage lending entities, a full-service commercial real estate company, a large hydroelectric station in Louisiana, and a variety of debt and equity investments; and

 . East Midlands Electricity plc, principally an electric power distribution and supply company serving 2.3 million homes and businesses in the East Midlands region of the United Kingdom.

  For additional information about our company, see "Where You Can Find More Information."

COMMON STOCK DIVIDENDS AND PRICE RANGE

  Our company (Virginia Power prior to the creation of our holding company in 1983) has paid cash dividends on its Common Stock in each year since 1925. Future dividends will depend on future earnings, the financial condition of the Company and other factors. Our Board of Directors has the right to change our dividends at any time.

  The following table shows the high and low sales prices of our Common Stock as reported by the New York Stock Exchange on the composite tape in The Wall Street Journal and cash dividends paid:

                                                                         CASH
YEAR                                                  HIGH      LOW    DIVIDENDS
----                                                --------- -------- ---------
1995
First Quarter...................................... $39 1/4   $ 35 1/2   $.645
Second Quarter.....................................  38 5/8     35 7/8    .645
Third Quarter......................................  37 7/8     34 7/8    .645
Fourth Quarter.....................................  41 5/8     37 5/8    .645
                                                                         -----
Year...............................................  41 5/8     34 7/8   $2.58
                                                                         =====
1996
First Quarter......................................  44 3/8     37 5/8   $.645
Second Quarter.....................................  40 1/4        37     .645
Third Quarter......................................  40         36 7/8    .645
Fourth Quarter.....................................  41         37 1/8    .645
                                                                         -----
Year...............................................  44 3/8     36 7/8   $2.58
                                                                         =====
1997
First Quarter......................................  41 1/4        36    $.645
Second Quarter.....................................  36 5/8     33 3/8    .645
Third Quarter......................................  38 1/16    35 3/4    .645
Fourth Quarter.....................................  42 11/16   36 1/8    .645
                                                                         -----
Year...............................................  42 11/16   33 3/8   $2.58
                                                                         =====
1998
First Quarter (through January 14, 1998)...........  42 15/16 39 15/16     --

  The last reported sale price of the Common Stock on the New York Stock Exchange on January 14, 1998 was $40 5/8 per share.

                         SELECTED FINANCIAL INFORMATION

  This summary of financial information for the years 1992-1996 was taken from and should be read along with the audited financial statements contained in our most recent Annual Report on Form 10-K. Information for the nine months ended September 30, 1997 and 1996 is taken from financial statements that have not been audited but which, we believe, fairly present our financial position and results of operations and cash flows for the period and should be read along with our most recently filed Quarterly Reports on Form 10-Q. See "Where You Can Find More Information."

                         NINE MONTHS ENDED
                           SEPTEMBER 30,                      YEARS
                         ----------------- --------------------------------------------
                         1997(*)    1996     1996     1995     1994     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
Operating revenues and
 income (millions).....  $5,549.3 $3,647.0 $4,842.3 $4,651.7 $4,491.1 $4,433.9 $3,791.1
Operating expenses
 (millions)............   4,564.4  2,723.2  3,737.9  3,623.7  3,452.9  3,306.6  2,761.9
Operating income
 (millions)............     984.9    923.8  1,104.4  1,028.0  1,038.2  1,127.3  1,029.2
Income before
 cumulative effect of
 accounting change
 (millions)............     299.4    406.6    472.1    425.0    478.2    516.6    428.9
  Change in accounting
   for income taxes
   (millions)..........       --       --       --       --       --       --      15.6
                         -------- -------- -------- -------- -------- -------- --------
Net income (millions)..  $  299.4 $  406.6 $  472.1 $  425.0 $  478.2 $  516.6 $  444.5
                         ======== ======== ======== ======== ======== ======== ========
Earnings per common
 share.................  $   1.62 $   2.29 $   2.65 $   2.45 $   2.81 $   3.12 $   2.76
Average common shares
 outstanding
 (millions)............     184.5    177.6    178.3    173.8    170.3    165.7    161.1

--------
(*) Reflects the acquisition of East Midlands Electricity plc in early 1997 and the effect of a one-time windfall profits tax which was levied on East Midlands in the third quarter.

                              OTHER SELECTED DATA

                                                         DECEMBER 31,
                         SEPTEMBER 30, -----------------------------------------------------
                             1997        1996       1995       1994       1993       1992
                         ------------- ---------  ---------  ---------  ---------  ---------
Assets (millions).......   $19,730.0   $14,905.6  $13,903.3  $13,562.2  $13,349.5  $12,615.1
Capitalization
 (millions).............    13,006.0    10,281.8    9,914.9    9,786.3    9,474.9    9,088.7
Capitalization ratios
 (percent):
  Long-term debt and
   capital lease
   obligations(*).......          55%         44%        44%        45%        44%        45%
  Preferred securities
   of subsidiary trust..           1           1          1        --         --         --
  Preferred stock.......           5           7          7          8          9          9
  Common equity.........          39          48         48         47         47         46
                           ---------   ---------  ---------  ---------  ---------  ---------
                                 100%        100%       100%       100%       100%       100%
                           =========   =========  =========  =========  =========  =========

--------
(*) Excludes nonrecourse financing of nonutility subsidiaries and short-term debt.

CAPITALIZATION

  The table below shows our capitalization on a consolidated basis as of September 30, 1997. The "As Adjusted" column reflects our capitalization after giving effect to this offering of Common Stock, the December 1997 sale of $250,000,000 of 7.83% capital securities by a subsidiary trust, and the use of the net proceeds from both offerings. You should read this table along with our audited financial statements contained in our most recent Annual Report on Form 10-K and the information presented in our Quarterly Reports on Form 10-Q. See "Where You Can Find More Information."

                                                            SEPTEMBER 30, 1997
                                                           ---------------------
                                                            ACTUAL   AS ADJUSTED
                                                           --------- -----------
                                                               (IN MILLIONS)
Long-term debt and capital lease obligations(*)........... $ 7,155.8  $ 6,652.1
Preferred securities of subsidiary trusts.................     135.0      382.1
Preferred stock...........................................     689.0      689.0
Common equity.............................................   5,026.2    5,282.8
                                                           ---------  ---------
Total capitalization...................................... $13,006.0  $13,006.0
                                                           =========  =========

--------
(*) Excludes nonrecourse financing of nonutility subsidiaries and short-term debt.

USE OF PROCEEDS

  We intend to use the net proceeds from the sale of Common Stock for the repayment of debt. This debt may include a portion of a five-year revolving credit facility used to finance our purchase of East Midlands Electricity plc in early 1997. This credit facility has a variable interest rate which was 7.73% as of January 14, 1998.

RECENT DEVELOPMENTS

U.S. REGULATORY DEVELOPMENTS

  The U.S. electric industry is undergoing an evolutionary change toward less regulation and more competition. Many states are writing new laws and regulations to restructure utilities to promote competition for electric service.

  Currently, there is no general retail competition in Virginia or North Carolina, the primary service areas of Virginia Power. However, the U.S. Congress is expected to consider federal legislation this year authorizing or requiring retail competition, and the Virginia and North Carolina legislatures are both currently studying electric power competition. Each of these legislative bodies will soon be convening for its 1998 session. We cannot predict what, if any, definitive actions any of them will take, but it is clear that their actions could have a substantial impact on us, both operationally and financially.

  In addition, in late 1995 the Virginia State Corporation Commission instituted a study of electric utility competition. In November 1996, the Commission instituted a separate proceeding specifically involving Virginia Power. The Commission's ongoing study is combined with a traditional rate setting proceeding for Virginia Power in which the Commission Staff has said it believes Virginia Power's rates should be reduced. In March 1997, Virginia Power filed with the Commission an alternative regulatory plan designed to provide an orderly transition for Virginia Power should competition be allowed in Virginia. Its plan also sought the Commission's approval in principle for recovery of costs, known as stranded costs, which are likely to be rendered unrecoverable by competition.

  In November 1997, the Virginia Commission Staff presented to the Virginia legislature a draft working model for the future structure of the electric industry. The report suggested a two-phase, five year period to address restructuring issues. The report acknowledged the need for direction from the Virginia legislature concerning policy issues surrounding competition in the electric industry, including transition cost recovery, reliability and selection of appropriate models for wholesale and retail competition.

  In December 1997, Virginia Power requested the Virginia Commission to accept withdrawal of its alternative regulatory plan from the Commission's proceedings. Virginia Power believes that legislative guidance is needed before transition cost issues can be resolved. Virginia Power believes that the legislature would be more likely to act if its alternative regulatory plan is not pending at the same time before the Commission. The Commission's decision on withdrawal is expected in early 1998.

  If the Virginia legislature indicates that it will consider this subject in its 1998 session, Virginia Power intends to propose its legislative solutions for bringing competition to Virginia. Virginia Power's legislative proposals will include components of the alternative regulatory plan submitted to the Commission, and also will address issues which include potential stranded costs related to nuclear power operation and power purchase contracts, unbundling electric utility services, retail customer access to wholesale competition and establishment of independent system operators and regional power exchanges.

U.K. REGULATORY DEVELOPMENTS

  East Midlands Electricity plc continues to prepare for expanded competition within the U.K. electricity supply market. The final phase of competition is to begin in April 1998 and is expected to be fully implemented by the end of 1998. East Midlands anticipates that 2.3 million customers within its service territory will be affected by supply deregulation and, in order to prepare for competition, the Company is making substantial investments in its computer infrastructure. The introduction of full competition and associated operational costs could have an adverse effect on East Midlands' earnings.

OTHER

  Because the worldwide electric power industry is rapidly changing, especially in the U.S., there are many opportunities for acquisitions of electric power assets and for business combinations. We investigate any of the opportunities we learn about that may increase shareholder value or build on our existing businesses. Any acquisitions or combinations may result in transactions involving cash, debt or equity securities, including Common Stock, and may involve payment of a premium over book and market values. Such transactions or payments could dilute the interest of holders of Common Stock.

UNDERWRITERS

  Subject to terms and conditions of the Underwriting Agreement which we have entered into with the Underwriters named below, the Underwriters have each agreed to purchase, and we have agreed to sell to each of them, the number of shares of Common Stock written opposite their names in the table below.

                                                                        NUMBER
     UNDERWRITER                                                       OF SHARES
     -----------                                                       ---------
Morgan Stanley & Co. Incorporated..................................... 1,336,250
Lehman Brothers Inc. ................................................. 1,336,250
Merrill Lynch, Pierce, Fenner & Smith Incorporated.................... 1,336,250
J.P. Morgan Securities Inc. .......................................... 1,336,250
A.G. Edwards & Sons, Inc. ............................................   165,000
Furman Selz LLC.......................................................   165,000
Janney Montgomery Scott Inc. .........................................   165,000
Edward D. Jones & Co., L.P. ..........................................   165,000
Legg Mason Wood Walker, Incorporated..................................   165,000
Scott & Stringfellow, Inc. ...........................................   165,000
Wheat, First Securities, Inc. ........................................   165,000
                                                                       ---------
  Total............................................................... 6,500,000
                                                                       =========

  The obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions. If any shares are purchased, the Underwriters will be obligated to purchase all 6,500,000 shares of Common Stock.

  The Underwriters have advised us that they initially propose to offer the Common Stock to the public at the price to public on the cover page of this Prospectus Supplement and to certain dealers at that price less a concession of no more than $.70 per share. The Underwriters may allow, and such dealers may reallow, a discount of no more than $.10 per share to certain other dealers. After the initial public offering, the price to public, concession and discount may be changed.

  We have granted the Underwriters an option to purchase up to 975,000 additional shares of Common Stock at the price to public on the cover page of this Prospectus Supplement, less underwriting discounts, for the purpose of covering any over-allotments. The option will be exercisable for 30 days after the date of this Prospectus Supplement. If they exercise the option, each of the Underwriters will be obligated to purchase its pro rata portion of the shares for which the option is exercised, based on the proportion of its initial commitment shown in the above table.

  We will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments of this type that they may be required to make.

  We have agreed not to offer or sell any other shares of Common Stock or Common Stock equivalents for 90 days after the date of this Prospectus Supplement. Common Stock equivalents include securities convertible into or exchangeable for Common Stock. During the 90-day period, we have also agreed not to sell to third parties any call option or other right to acquire Common Stock or Common Stock equivalents and not to purchase from third parties any put option or other right to sell Common Stock or Common Stock equivalents. In addition, we have agreed not to enter into any swap or other arrangement that transfers the economic consequences of ownership of Common Stock or Common Stock equivalents. There are some exceptions to these restrictions, including the issuance of Common Stock in connection with our benefit plans, Dominion Direct Investment plan and any acquisitions closing more than 90 days after this offering.

  To facilitate this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Some of the Underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

LEGAL OPINIONS

  Certain legal matters in connection with the offering of the Common Stock will be passed upon for the Company by McGuire, Woods, Battle & Boothe LLP, Richmond, Virginia, and for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. also performs certain legal services for us on other matters.

Prospectus

[LOGO OF DOMINION RESOURCES APPEARS HERE]

DOMINION RESOURCES, INC.
901 East Byrd Street
Richmond, Virginia 23219-4072
(804) 775-5700

                                  $950,000,000

                                Debt Securities
                                Preferred Stock
                                  Common Stock

    -------------------------------------------------------------------

   We will provide specific terms of these securities in supplements to this prospectus.
You should read this prospectus and any supplement carefully before you invest.

    -------------------------------------------------------------------

These securities have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated September 17, 1997.

ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $950,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

  We are participating in the SEC's plain English program. This is an initiative launched by the SEC to make prospectuses and other information more understandable to the general investor. To see more detail, you should read the exhibits filed with this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

 . Annual Report on Form 10-K for the year ended December 31, 1996;

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June
  30, 1997;

 . Current Reports on Form 8-K, filed January 23, 1997 and Form 8-K/A, filed
  March 20, 1997; and

 . The description of the Company's common stock contained in Form 8-B (Item 4) dated April 29, 1983.

  You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

  Corporate Secretary
  Dominion Resources, Inc.
  901 East Byrd Street
  Richmond, Virginia 23219-4072
  (804) 775-5700

  You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.
You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

  Dominion Resources, Inc. is a holding company headquartered in Richmond, Virginia. Our operating subsidiaries are:

 . Virginia Power/North Carolina Power, principally an electric utility serving two million residences and businesses in a 30,000-square-mile region from northern Virginia to northeastern North Carolina. It owns and operates nuclear, coal, natural gas, oil and hydroelectric power stations;

 . Dominion Energy, Inc., an independent power and natural gas subsidiary. It has ownership and operating interests in 27 generating facilities in six U.S. states, Argentina, Belize, Bolivia and Peru. This company has about 460 billion cubic feet of proven natural gas reserves throughout several major regions of the United States;

 . Dominion Capital, Inc., a financial services and real estate subsidiary, with commercial and mortgage lending entities, a full-service commercial real estate company, a large hydroelectric station in Louisiana, and a variety of debt and equity investments; and

 . East Midlands Electricity plc, principally an electric power distribution and supply company serving 2.3 million homes and businesses in the East Midlands region of the United Kingdom.

USE OF PROCEEDS

  The net proceeds from the sale of the offered securities will be used for general corporate purposes including repayment of debt. This debt may include approximately $910 million incurred in connection with the purchase of East Midlands in early 1997.

RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

TWELVE
MONTHS
ENDED   TWELVE MONTHS ENDED DEC.
 JUNE              31,
 30,    --------------------------
 1997   1996   1995 1994 1993 1992
------  -----  ---- ---- ---- ----
 2.38    2.75  2.56 2.77 2.90 2.69

  These computations include us and our subsidiaries, and 50% or less equity companies. For these ratios, "earnings" is determined by adding "total fixed charges" (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20% but less than 50% equity is owned. For this purpose, "total fixed charges" consists of
(1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities or subordinated debt securities.

The Debt Securities will be issued under one or more separate indentures between us and The Chase Manhattan Bank as Trustee. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture". Together the Senior Indentures and the Subordinated Indentures are called "Indentures".

  We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

GENERAL

  The Debt Securities will be our direct, unsecured obligations. The Senior Debt Securities will rank equally with all of our other senior and unsubordinated debt. The Subordinated Debt Securities will have a junior position to all of our Senior Debt.

  Because we are a holding company that conducts all of our operations through our subsidiaries, holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Virginia Power has 6,890,140 outstanding shares of preferred stock. All of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 1997, our subsidiaries had approximately $7.8 billion of outstanding debt.

  A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

 . The title and type of the Debt Securities;

 . The total principal amount of the Debt Securities;

 . The percentage of the principal amount at which the Debt Securities will be issued and any payments due if the maturity of the Debt Securities is accelerated;

 . The dates on which the principal of the Debt Securities will be payable;

 . The interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

 . Any optional redemption periods;

 . Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

 . Any provisions granting special rights to holders when a specified event occurs;

 . Any changes to or additional Events of Defaults or covenants;

 . Any special tax implications of the Debt Securities, including provisions for Original Issue Discount Securities, if offered; and

 . Any other terms of the Debt Securities.

  None of the Indentures limits the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal

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amount that may be authorized by us and may be in any currency or currency unit designated by us.

  Debt Securities of a series may be issued in registered, bearer, coupon or global form. (Sections 201 & 203.)

DENOMINATIONS

  The prospectus supplement for each issuance of Debt Securities will state whether the securities will be issued in registered form of $1,000 each or multiples thereof or bearer form of $5,000 each.

SUBORDINATION

  Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. The Subordinated Indenture provides that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

 . of any insolvency, bankruptcy or similar proceeding involving the Company or our property, or

 . we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due.

  The Subordinated Indenture will not limit the amount of Senior Debt that we may incur.

  "Senior Debt" is defined to include all notes or other unsecured evidences of indebtedness including guarantees of the Company for money borrowed by the Company, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Company.

CONSOLIDATION, MERGER OR SALE

  Each Indenture generally permits a consolidation or merger between us and another corporation. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

  However, we will only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any Indenture and under the Debt Securities. (Sections 801& 802.)

MODIFICATION OF INDENTURES

  Under each Indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for

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

modifications, is effective against any holder without its consent. (Sections 901 & 902.)

EVENTS OF DEFAULT

  "Event of Default" when used in an Indenture, will mean any of the following:

 . failure to pay the principal or any premium on any Debt Security when due;

 . failure to deposit any sinking fund payment when due;

 . failure to pay interest on any Debt Security for 30 days;

 . failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

 . certain events in bankruptcy, insolvency or reorganization of the Company; or

 . any other Event of Default included in any Indenture or supplemental indenture. (Section 501.)

  An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 602.)

  If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502.)

  Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. (Section 601.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Section 512.)

COVENANTS

  Under the Indentures, we will:

 .  pay the principal, interest and any premium on the Debt Securities when due;

 .  maintain a place of payment;

 . deliver a report to the Trustee at the end of each fiscal year reviewing the Company's obligations under the Indentures; and

 . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT AND TRANSFER

  Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose

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

names the Debt Securities are registered on days specified in the Indentures or any prospectus supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.
(Section 307.)

  Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002.)

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 203.)

  Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants.

DEFEASANCE

  We will be discharged from our obligations on the Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. (Section 401.)

  Under Federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

DESCRIPTION OF CAPITAL STOCK

  As of June 30, 1997, our authorized capital stock was 320,000,000 shares. Those shares consisted of: (a) 20,000,000 shares of preferred stock, none of which were outstanding; and (b) 300,000,000 shares of common stock, of which 185,604,273 shares were outstanding.

COMMON STOCK

Listing

  Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "D". Any additional common stock we issue will also be listed on the NYSE.

Dividends

  Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

Fully Paid

  All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

  Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to preemptive or cumulative voting rights.

Other Rights

  We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Transfer Agents and Registrars

  We, along with Chase Mellon Shareholder Services, are transfer agent and registrar. You may contact us at the address listed on page 2 or Chase Mellon located in Ridgefield, New Jersey.

PREFERRED STOCK

  The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

  Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

  The preferred stock will, when issued, be fully paid and non-assessable.

  The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

GENERAL

   We are a Virginia corporation subject to the Virginia Stock Corporation Act (the

"Virginia Act"). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

  We have summarized the key provisions below. The descriptions are not complete.You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

BUSINESS COMBINATIONS

  The Virginia Act and our Articles generally require that any merger, share exchange or sale of substantially all of the assets of a corporation be approved by at least two-thirds of the votes entitled to be cast by each voting group entitled to vote.

  Section 13.1-725 of the Virginia Act contains several provisions relating to transactions with "interested shareholders." Interested Shareholders are holders of more than 10% of any class of a corporation's outstanding voting shares. Transactions between a corporation and an Interested Shareholder are referred to as Affiliated Transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the Interested Shareholder. Affiliated Transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of the corporation with its subsidiaries which increases the percentage of voting shares owned by an Interested Shareholder by more than five percent.

  For three years following the time that a shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with the Interested Shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of "Disinterested Directors." A Disinterested Director is a director who was a director on the date on which an Interested Shareholder became an Interested Shareholder and was recommended for election or elected by a majority of the Disinterested Directors then on the board. After three years, the approval of the Disinterested Directors is no longer required.

  The provisions of the Virginia Act relating to Affiliated Transactions do not apply if a majority of Disinterested Directors approve the acquisition of shares making a person an Interested Shareholder.

  The Virginia Act permits corporations to opt out of the Affiliated Transactions provisions. We have not opted out.

  The Virginia Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3% or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

  Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

  The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

DIRECTORS' DUTIES

  The standards of conduct for directors of Virginia corporations are listed in
Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their "good faith business judgement of the best interest of the corporation". Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a "reasonableness" or "prudent person" standard. Virginia's Federal courts have focused on the process involved with directors' decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

BOARD OF DIRECTORS

  Members of our Board of Directors serve staggered three year terms. This means that only one-third of our directors are elected each year.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

  Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

  To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

  Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder's name and address and number of shares held and any material interest of the shareholder in the proposal.

  Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

MEETINGS OF SHAREHOLDERS

  Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such person or entity, even if it acquired a majority of the outstanding voting securities of Dominion Resources, would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders' meeting.

AMENDMENT OF ARTICLES AND BYLAWS

  Generally, our Articles may be amended by a majority of the outstanding votes entitled to be cast by each voting group entitled to vote on a given matter. Some provisions of the Articles, however, may only be amended or repealed by two-thirds of the votes entitled to be cast by each voting group entitled to vote.

INDEMNIFICATION

  We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

LIMITATION OF LIABILITY

  Our Articles provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision applies only to claims against directors arising out of their role as directors and not in any other capacity (such as an officer or employee). Directors remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the director's duty of care.

PLAN OF DISTRIBUTION

  We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

BY AGENTS

  Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

  If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

  Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

  Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

  We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

  Thomas F. Farrell, II, Esq., who is our Senior Vice President--Corporate and General Counsel, or another of our lawyers, will issue an opinion about the legality of the offered securities for us. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

  Deloitte & Touche LLP, independent accountants, audited our financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of Deloitte & Touche LLP as experts in accounting and auditing in giving the report.

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